

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 23, 2008

<u>Via U.S. mail</u>

Mr. Frederick Ziegler
Rangeford Resources, Inc.
Post Office Box 1365
8541 North Country Road 11
Wellington, Colorado 80549

> **Re:** **Rangeford Resources, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 3, 2008**
> **File No. 333-152104**

Dear Mr. Ziegler:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. Mr. Ronald A. Davis has been involved in at least two other recent initial public offerings: Friendly Auto Dealers, Inc. (File No. 333-147560, effective date of December 10, 2007) and Bella Viaggio, Inc. (File No. 333-146735, effective date of October 22, 2007). We note that different biographical sketches for Mr. Davis are provided in each of the three filings. Explain these differences to us, and disclose in the revised sketch all of his principal business ventures and the other information Item 401 of Regulation S-K requires. For example, you should

mention his role as managing director of Genesis Corporate Development and make clear, if true, that neither Friendly Auto nor Bella Viaggio has commenced business operations.

2.   Explain why you believe that Rule 419 of Regulation C does not apply to this offering. In that regard, we note that you have no properties or leases. We also refer you to comment 1, and we note that the three offerings share a number of structural similarities.

Cover Page

3.   Revise the heading to make clear that you are offering from 1 to 1,000,000 shares. Also state explicitly that because there is no minimum and due to your lack of revenues, you may be forced to go out of business prior to the end of the potential two-year offering period, in which case investors would lose their entire investment.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact John Madison at (202) 551-3296 or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions regarding our comments.

Sincerely,

H. Roger Schwall
Assistant Director

cc: J. Madison
    T. Levenberg

    <u>Via Facsimile</u>
    Timothy S. Orr, Esq.
    (215) 294-1429